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December 6, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Alan Campbell

Joe McCann

Re:	Petra Acquisition Inc.

Amendment No. 1 to Registration

Statement on Form S-4

Filed November 4, 2021

File No. 333-259638

Dear Mr. Campbell and Mr. McCann:

On behalf of Petra Acquisition Inc. (the “Company”), we are hereby responding to the letter dated November 26, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4, File No. 333-259638 (“Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-4 Cover Page

1.	We note your response to prior comment 1. Please revise your cover page to disclose the ownership percentages of the Sponsor and Insiders, the Public Stockholders and the existing holders of Revelation’s stock in the combined company.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the cover page to add the requested ownership percentages.

Q. Did the Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?, page 8

2.	Please revise to address the following:

●	Clarify that the Petra Board approved the business combination agreement prior to receipt of the fairness opinion.

●	Quantify the deferred underwriting, Business Combination, and other fees payable to LifeSci Capital upon merger consummation.
●	Disclose LifeSci’s ownership stake in Revelation.

In addition, add a separate Question and Answer immediately following the existing one to highlight and explain that LifeSci negotiated the terms of the business combination agreement on behalf of Petra notwithstanding interests different from or in addition to those held by other Petra stockholders. With reference to the disclosure on page 107, the Q&A should explain that LifeSci negotiated with Revelation concerning the amount of LifeSci’s deferred underwriting fee at the same time that LifeSci and Revelation were negotiating Revelation’s valuation for purposes of determining how much equity would be allocated to the parties in the business combination.

RESPONSE: The Company acknowledges the Staff’s comment and has revised page 8 to add the requested date clarification, fees and ownership stake. Two new Q&As have also been added.

Summary of the Proxy Statement/Prospectus

Petra’s Reasons for the Business Combination, page 21

3.	We note your response to prior comment 10 and re-issue. The risks described beginning on page 22 are primarily risks related to the business combination process and COVID-19 and are not risks or uncertainties that are specific to Revelation and its business. Based on your response letter and in particular your statement that the risks related to Revelation that Petra’s board of directors considered are set forth beginning on page 22 of the document, it appears that Petra’s board of directors did not consider risks unique to Revelation and its business in making its decision to approve the Business Combination. Accordingly, please revise your disclosure here and on page 110 to clarify, if true, that Petra’s board of directors did not evaluate risks that were specific and unique to Revelation in making its decision to approve the Business Combination.

Please also revise your disclosure here and on page 110 to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering.

RESPONSE: The Company acknowledges the Staff’s comment and has revised pages 23 and 119 to set forth the risks and uncertainties that are specific to Revelation and its business that Petra considered in evaluating Revelation as a merger candidate.

4.	We note your statements here and pages 109 and 152 indicating that data from REVDx- 501 correlate well with PCR for SARS-CoV-2. Please revise to reflect your disclosure on page 169 which indicates that REVDx-501 returned numerous positive tests from test samples that were PCR negative.

RESPONSE: The Company acknowledges the Staff’s comment and has revised page 22, 118, 156, 157 and 173 to show the 86% negative agreement for no replicating SARS-COV-2 virus.

Revelation’s Reasons for the Business Combination, page 23

5.	We note your response to prior comment 7. Please revise your disclosure in this section to clarify, if true, that the pro forma enterprise value of approximately $128M considered by Revelation excluded pro forma cash, including any funds from the trust account.

RESPONSE: The Company acknowledges the Staff’s comment and has revised page 25 with the requested clarifications regarding the pro forma enterprise value.

6.	Please revise here and in the Background of the Business Combination section to explain why Revelation discontinued its pursuit of the initial public offering in favor of a business combination with a SPAC entity, particularly given your disclosures that Revelation received preliminary indications of interest from new institutional investors at valuations ranging from $120 million to $150 million. Also, revise to clarify what type of initial public offering was pursued (e.g., firm commitment, best efforts, etc.).

RESPONSE: The Company acknowledges the Staff’s comment and has revised pages 25 and 115 to explain why Revelation discontinued its pursuit of a firm commitment initial public offering.

Risk Factors

The Proposed Charter provides..., page 69

7.	Please revise this risk factor to reflect your disclosure elsewhere in the proxy statement/prospectus that your Delaware exclusive forum provision will not apply to suits brought to enforce a duty or liability arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Please also revise to reflect your discussion elsewhere in the proxy statement/prospectus that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Additionally, please revise to address any risks and impact on investors, such as increased costs to bring a claim and that that these provisions can discourage claims or limit inventors’ ability to bring a claim in a judicial forum that they find favorable.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure beginning on page 71 and 220 to address the Staff’s comment.

Unaudited Pro Forma Combined Condensed Financial Inormation Unaudited Pro

Forma Combined Condensed Balance Sheet, page 94

8.	Please revise the adjustments in Notes (C) and (D) in the unaudited pro forma combined balance sheet since the adjustments do not appear to be included in the correct line based on the explanation in the Notes.

RESPONSE: The Company acknowledges the Staff’s comment and has switched the order of the two line items in question, which had been out of order, and which should resolve the Staff's comment.

Background of the Business Combination, page 104

9.	With reference to the May 17 entry, please identify the Petra board members who were informed of the potential conflicts of interest. With reference to your disclosure on page 110 indicating that Petra directors reviewed and considered LifeSci’s interests “during the negotiations,” discuss how the Petra Board, or the informed board members, reviewed these interests and what measures, if any, they considered to mitigate the potential impacts that LifeSci’s conflicts could have on future negotiations. In particular, specifically discuss whether the Board considered discontinuing LifeSci’s involvement in the merger negotiations.

RESPONSE: The Company acknowledges the Staff’s comment and has revised page 114 to address the Staff’s comments.

Opinion of the Petra Financial Advisor, page 110

10.	We note your response to prior comment 22 and your statement that Scalar did not rely on financial projections in connection with delivering its fairness opinion. Please reconcile this response with your disclosure from page 111 which indicates the following: “With respect to the financial projections referred to above and any other forecasts or forward looking information, Scalar assumed, at the direction of the management of Petra, that such projections, forecasts and information were reasonably prepared and reflected the best then available estimates and good faith judgments of the matters covered thereby.” With reference to Annex D-1, also revise to identify the “internal financial statements” reviewed by Scalar and, irrespective of reliance, revise to clarify whether Scalar received financial projections prepared by either Petra or Revelation.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the document to clarify that that Scalar did not rely on any financial projections in connection with delivering its fairness opinion. Annex D has also been revised to identify the internal financial statements reviewed by Scalar.

11.	We note that Scalar’s opinion indicates that the “Merger Consideration is fair, from a financial point of view, to Petra as of September 17, 2021.” We also note; however, that your disclosures on pages 146 and 241, and your Form S-1 IPO prospectus disclosures, represent that a fairness opinion would address fairness viewed from the standpoint of Petra’s “unaffiliated stockholders.” In light of these disclosures, please tell us what consideration the Petra Board has given to the adequacy of Scalar’s September 17 opinion for purposes of consummating the business combination.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that Scalar has revised its opinion letter to clarify that the opinion addresses fairness viewed from the standpoint of Petra’s “unaffiliated stockholders.”

Executive Officers and Directors of Revelation

Voting Agreements, page 194

12.	We note your response to prior comment 30. Please revise your description of the AXA Voting Agreement in this section to clarify, if true, that the agreement will terminate upon the consummation of the Business Combination, as indicated in your response letter.

RESPONSE: The Company acknowledges the Staff’s comment and has revised page 198 to add the requested disclosure.

Certain Relationships and Related Person Transactions, page 239

13.	We note your response to prior comment 31 and re-issue. Please revise this section to disclose the valuations accorded to Revelation in December 2020, May 2020 and January 2021 when LifeSci made its investments.

RESPONSE: The Company acknowledges the Staff’s comment and has revised page 244 to add the requested disclosure..

Please call me at (212) 407-4063 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alex Weniger-Araujo
Alex Weniger-Araujo
Partner